EXHIBIT 99.7
Transcript Evening Earning Call

INFOSYS TECHNOLOGIES LIMITED
Q3 07 EVENING EARNINGS CALL
JANUARY 11, 2007

CORPORATE PARTICIPANTS

Nandan Nilekani
Infosys Technologies - CEO and MD

Kris Gopalakrishnan
Infosys Technologies - COO, President and Joint MD

Mohandas Pai
Infosys Technologies - Member of the Board

S.D. Shibulal
Infosys Technologies - Director and Head - Worldwide Delivery and Sales

V. Balakrishnan
Infosys Technologies - CFO

Amitabh Chaudhry
Infosys BPO - CEO

CONFERENCE CALL PARTICIPANTS

Bryan Keane
Prudential

Moshe Katri
SG Cowen

Jamie Friedman
Susquehanna

Joseph Foresi
Janney Montgomery Scott

Rod Bourgeois
Bernstein

Julio Quinteros
Goldman Sachs

David Grossman
Thomsa Weisel

George Price
Stifel Nicolaus

Operator
Good morning. My name is Angela and I will be your conference operator today. At this time I would like to welcome everyone to the Infosys Technologies Q3 '07 financial results conference call. All lines have been placed on mute to prevent any background noise. After the speakers remarks there will be a question and answer session. If you would like to ask a question during this time, simply press star and then the number 1 on your telephone keypad. Thank you. Mr. Mahindroo you may begin your conference.

Sandeep Mahindroo
Thanks Angela. Good morning and welcome to this conference call to discuss Infosys financial results for the quarter ended December 31, 2006. I'm Sandeep from the investor relations team in New York. Let me start by wishing you all a very happy and prosperous 2007. Joining us today on this conference call is CEO and MD, Mr. Nandan Nilekani, President COO and Joint MD, Mr. Kris Gopalakrishnan and CFO Mr. V. Balakrishnan along with other members of the senior management. We'll start with a base statement on the performance of the company for the recently concluded quarter followed by the outlook for the quarter and year ended March 31, 2007. After that we'll open up the discussion for the Q and A. Before I pass it on to Mr. Nilekani I would like to remind you that anything we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available at our filings with the SEC which can be found on www.sec.gov. I'd now like to pass it on to Mr. Nilekani.

Nandan Nilekani
Thank you Sandeep and I'd like to welcome all of you to this call this evening in Indian time and morning in the U. S. and happy New Year to all of you and let me give you a brief overview of the business and then Kris will continue and then Bala will talk from the finance side. I think we've had another good quarter. We had sequential growth as you will see of 10.1%. This happens to be the third consecutive quarter where we have delivered double digit revenue growth in dollar terms. So we believe that this is an endorsement and validation of our strategy of building the brand, building our transformation capability, and our investment in enriching and synergizing our portfolio of services, so that we can see its compelling value proposition for our clients.

While we have grown 10.1% this quarter, we have also given our guidance for the next quarter where we expect revenues to grow between 4.6% to 4.9% and for the year we expect revenues in dollar terms to grow at 43.6% in this fiscal year. The revenue for this quarter was at $821 million and our EPADS for the year has gone up to 39 cents from 26 cents in the previous quarter with an addition of 43 new clients.

While we have grown at double digits in dollar terms, in rupee terms our growth has been more modest. It has been at 5.9% essentially because the rupee appreciated at around 3.8% for the quarter and therefore we lost about Rs. 145 crores of revenue due to rupee appreciation. But even here I think given the fact that typically 1% appreciation of the rupee costs us 0.5% of operating margin, if nothing else had changed this rupee appreciation would have cost us about two percentage points of operation margin reduction. But thanks to an improvement in revenue productivity, thanks to improvement in license revenue in Finacle and thanks to scale benefits on SG&A, we have been able to offset the negative impact of operating margin of currency by a positive impact through essentially productivity, efficiency and value realization and therefore the net impact in fact of all this was positive and operating margin overall has gone up by 20 basis points in spite of the rupee appreciation. So we think that's a strong signal for the robustness of the business model.

We also believe that the story continues. We think that the outlook is strong, we think offshoring continues to be a strong secular trend. While we believe that IT spending will go up a few percentage points in this year, we believe that the trend of our clients to increase the proportion of the spend on offshore and global sourcing is going to go up which will play in our favor. We also believe that the risk perception of our clients about offshoring has reduced even further and now they're quite comfortable with having several thousand employees of theirs working in India through various partnerships or out of their own unit. So I think the risk perception in the mind of the Global CEO has come down and we think that's a positive sign for the future of the industry. With this I'll pass it on to my colleague Kris Gopalakrishnan, President, to delve into some more aspects of our business performance.

Kris Gopalakrishnan
Thank you Nandan and let me also wish you all a happy new year. In nine months of this fiscal, we have had a revenue of $2.23 billion which crossed the revenue for the full fiscal last year. Last year, full fiscal revenue was $ 2.15 billion and nine months revenue this time is $2.23 billion. Also in the BFSI space, we have crossed $ 1 billion in revenue. BFSI today is 38.6% of our revenues, up from 37.4% of revenues last quarter and we have crossed $ 1 billion in the BFSI space.

In BPO also in the first nine months of this fiscal, we have crossed $100 million. So there are several parts of the business, several segments to the business which have contributed to this growth. Just to highlight this Nandan talked about products doing well, products have gone to 4.3%, Europe has gone to 26.8% of revenue from 25.8, package implementation has gone to 17.9% from 17.0. In the BFSI space, the share of insurance has gone from 6.7% to 7.6%, Retail has gone to 10.5% from 9%, services companies have gone from 7.7% to 8.3%.

The top 25 clients have grown 12.6% compared to a company growth of 10.1% and if we include the holidays for this quarter, the growth would have been closer to about 13%. So good all around performance and good growth and in spite of the rupee appreciation as Nandan said we've been able to maintain the margins.

Infosys today has 488 active clients. We added 43 clients this quarter compared to 45 last quarter. So the client addition continues to be robust. We have 256 $1 million relationships, 67 $10 million relationships, 11 $50 million relationships and two $100 million relationships. We added 6,092 employees this quarter at the gross level of which 1,676 employees were with prior experience and came laterally. So we continue to add experienced employees to the work force.

Attrition is slightly up at 13.5% compared to 12.9% last quarter. Attrition, if I exclude involuntary separation especially at the entry level, it comes down to 12.2%. The corresponding number last quarter is 12%.

Top client contributed 6.9% to the revenues, repeat business continues to be very strong at 94.7%, accounts receivable 63 days. Again the story is that all around performance good performance and now let me pass it on to Bala, the CFO to continue the discussions.

V. Balakrishnan
Thank you Kris. Good morning everybody. We have seen strong growth in revenues this quarter. Sequentially the revenues grew by 10.1% to $821 million for the quarter. We have seen the margins improving. The gross margins this quarter was 43% as compared to 43.3% last quarter. We got some benefit on the SG&A side. SG&A is 14.3% of our revenues as compared to 14.8% last quarter. The profit before tax 30.1%. It was 30.2% last quarter, the effective tax rate continue to be minus 11.7% and we had a net margin of 26.5%. This quarter the currency behaved more erratically, the rupee appreciated by 3.8%. The average Rupee dollar rate last quarter was 46.29, this quarter it was 44.53, resulting in an appreciation of 3.8%. It impacted the operating margin by two percentage points.

We had some offsetting factors, the product revenues grew sequentially by 27.5% from $28 million in Q2 to $35 million in Q3. It impacted positively the margins by 80 basis points. We had blended per capita going up by 1.4%, 1.9% onsite, 1.7% offshore, that gave a positive impact of 80 basis points to the margin and we had the scale benefit on the agenda on the SG&A of 50 basis points. Net net, we had two percentage point impact on the margins because of the currency which was offset by 80 basis points due to billing rate increase, 80 basis points due to product revenues going up and 50 basis points due to SG&A scale benefits.

So we are able to maintain the margins in spite of substantial appreciation in rupee for the quarter. For the next quarter, we have given a guidance of increase in revenues, somewhere between 4.6% to 4.9%, with a EPS growth of 2.6. We are assuming the Rupee dollar rate to be at 44.11 for next quarter.

We take the Federal Reserve Bank noon buying rate for our currency purposes. It was 44.11 as of the Dec end. We are considering the same thing for next quarter guidance. So next quarter guidance, the EPS growth has been slower than the revenue growth mainly because of currency otherwise the margins are almost similar to what you have seen in the third quarter.

Coming to subsidiaries, we have four subsidiaries, Infosys BPO had a revenue of $40 million with a net profit of 22.4%. Last quarter they had a net profit margin of 21.3%. Infosys Australia - $24 million revenue with a 14% net income margin, last quarter they had revenue of $25 million. Infosys Consulting - $12 million of revenue, $6.5 million of losses, last quarter they had a loss of $3.2 million, they are still in the investment phase. They are growing, they may break even in the next few quarters but right now they are in the investment phase. Infosys China - $5 million revenue with a loss of $1 million, last quarter the loss was similar, $1 million. So net net, we had absorbed the impact of currency, we are able to maintain the margins. We were able to grow faster. For the third consecutive quarter we had double digit growth in revenues. I think it's very significant.

With this I conclude my opening remarks. Now we can open the floor for questions.

Operator
At this time if you would like to ask a question please press star 1 on your telephone keypad. We'll pause for just a moment to compile the Q and A roster. Your first question comes from Bryan Keane from Prudential.

Bryan Keane
Hi guys, very solid quarter. Can you just talk a little bit about pricing, the pricing environment; we hear a lot of different things. I guess and you can break it out between new deals and then what you're seeing on renewals.

Shibulal
Pricing continues to remain stable with an upward bias. For the new customers, we are getting about 3 to 4% above our average, for the existing customers when we renegotiate, we are getting probably close to that only, may be 2 to 4% above our average and our revenue productivity blended has gone up 1.4% this quarter. The onsite revenue productivity has gone up by 1.9%, the offshore revenue productivity has gone up around 1.7%. That is on a quarter to quarter basis. On the year to year basis, that is if you look at last year over this year, the onsite has gone up by 3.7%, offshore has gone up 2.1% and the blended has gone up by 4.3%. So the rate increase is actually showing up in our revenue productivity over a period of time and it is also showing in our margins.

Bryan Keane
Right and also the margins look like they were benefited by the amount of effort that continued to move toward the mix towards offshore. What can that mix continue to go, I don't know, to 75, 80% and that seemed to have a lot of leverage on the margin even though utilization fell, it looked like the effort moving more towards offshore, it was a key.

Kris Gopalakrishnan
Our target for onsite versus offshore is to keep onsite between 30 to 35% so right now it's around 32%. Actually 32.7% to be precise and last quarter it was 33.0%. So that is the range at which we will keep this. As we add new services, we look at services which have significant offshore content like infrastructure management, testing, etc. On the other side, consulting, package implementation, they are more onsite centric. But when we combine all these things, the ratio is still maintained again kind of retaining our operating margin.

Bryan Keane
Okay. And then just finally on the guidance, as you guys stated, you've grown double-digit sequentially for three consecutive quarters. But for the fourth quarter it looks like it's more, the midpoint of the range sequentially. It's like 4.7% or 4.6%, somewhere in there. What's the reason for the drop off? And is it some seasonality or what can explain that to go to mid single digits from the double digits you guys have been putting up sequentially?

Kris Gopalakrishnan
For our clients, this quarter is the quarter in which the budgets are finalized and frozen etc. So though we have, grown sequentially and we've said that for the year we would grow at about 43.5%, last quarter it was 10.1%, like we said, given the visibility we have right now and the budgets are being frozen, we have given a guidance of about 4.9% growth this quarter. And if you look back in the past three or four years, our guidance in Q4 typically has been lower. And given that our utilization today is about 77.7% we have the ability if really the opportunity comes our way to grow faster.

Bryan Keane
Okay great. Thanks a lot.

Operator
Your next question comes from the line of Moshe Katri of Cowen & Company.

Moshe Katri
Hey, thanks. And congratulations on the solid quarter. Can you talk a bit about the deceleration and sequential revenue growth rates from your top 5 and top 10 clients? And then in the same context, also by vertical we've seen a deceleration in manufacturing and telecom verticals. Thanks.

Kris Gopalakrishnan
The top 25 clients grew by 12.6% sequentially. The growth in the top 5 clients grew by 10.4%. The top 25 plans grew by 12.6%. That's on the client side. From an industry vertical perspective, we have seen growth in BFSI, banking and financial services, insurance, retail, services, etce. And there is a slowdown in especially the transportation sector for us. But see what happens is some clients stagnate for some time before they again continue to grow or sometimes they drop off. So I think the only sector I can see where that has impacted us really in the transportation and logistics sector.

Operator
Your next question comes from James Friedman of Susquehanna.

James Friedman
Thanks. It's Jamie Friedman at Susquehanna. I know some of this was covered on the prior call, but a couple of housekeeping details for Bala. Bala, did you say what the operating margin was at Infosys BPO?

V. Balakrishnan
Yeah. Infosys BPO, the net margin is 22.4%. Operating margin is 21.1%. Last quarter the net margin was 21.3% and operating was 19.5%.

James Friedman
Thank you. And then when you were describing earlier about the 80 basis points from billing to 80 basis points from products and the 50 basis point decline in G&A, I just wanted to ask about the products. When you say products, could give us some color on Finacle and how that may have impacted the product related improvement because is seemed like Finacle had quite a strong quarter.

V. Balakrishnan
Finacle is total bank automation product. We sell it to India and some of the Asian countries. Now we are getting into the western markets also. This quarter, the Finacle revenue was $35 million, as compared to $ 28 million last quarter. Product revenue is always a lumpy business. Some quarters it will be higher, some quarters it will be lower. And it's more of license revenue. So we had seen the Finacle revenues growing up sequentially, by 27.5%, an increase of $7 million. And that had impacted the margins positively by 80 bps because in the license revenue, most of the revenues flow into the margin.

James Friedman
Got it. And then the last thing, with regard to the billable headcount, if my calculation is right, that increased as a percentage of the total professionals. The billable headcount increased pretty significantly sequentially. I'm here. I'm just doing the numbers. But it was up - it looks like it was up about 7% or 8% sequentially. How should we think about the seasonality related to that? And what should we anticipate as billable as a percentage of total professionals going forward? Thank you.

V. Balakrishnan
Well I think the revenue grew at 10.1%. The volume growth was 7.4% this quarter. There was a pricing growth of 1.4%. What we believe is the pricing environment is stable. So most of the growth could come because of volume going forward. But due to change in business mix and if some of the new customers who joined us at a higher point, they grow faster, both could positively impact the bill rate increase. So I think the volume growth continues to be strong. It was 7.4% this quarter, last quarter it was 11.2%. That continues to be strong. But the revenue growth will depend on both the volume and price growth.

James Friedman
Thank you very much.

Operator
Your next question comes from Joseph Foresi of Janney Montgomery Scott.

Joseph Foresi
Hi, guys. And nice job this quarter. I was wondering if you would talk a little bit about the demand environment and sort of areas of growth looking at the fiscal '08. Is there any particular areas that you see accelerating? And are you seeing any trends in the size and the number of the deals?

Shibulal
The demand continues to be robust. We have been talking to our customers and doing some dipstick survey to our customers. The feedback that we get is that the budgets are going to remain stable or slightly up, maybe 2% to 3%. But at the same time, there is definite indication that their spent on outsourcing as well as offshoring is definitely on the rise. So we are not seeing any slowdown at this point from our customer base.

Now on the deal size, what has happened was that the size of the deals has constantly gone up. Just to give you a flavor of the deals that we had last quarter, we have signed a deal with one of the largest high tech manufacturers and started work on a $100 million deal, multi-year. We have signed a deal of $75 million with a software provider in US. With a food manufacturer, we have signed a deal $73 million, all three of them multi-year. So today we are winning deals, multiple deals of $50 million and above in the quarter. We are also being called to almost all of the large deals in the market. We are being called to deals at any size, close to even to $1 billion today in the market.

Joseph Foresi
Great. And sort of a second question here. I was wondering if you could talk about hiring this quarter. It usually tracks well with revenue but appeared to be a little bit lighter on the net basis sequentially. How should we look at the hiring this quarter, especially in reference to sort of future revenue growth? Is this an effect of having ramped up in the September quarter?

Kris Gopalakrishnan
So we hired 6,062 people at the gross level and net hires was 3,282. Our attrition, as I said, is 13.5% on a last 12-month basis for this quarter. We expect to hire another 5,000 people in the next quarter. That is quarter four for us, gross, which will make the total number of people recruited this year to about 30,000. Currently our headcount across the company group is 69,432 people. So that's where we are right now. And we are growing headcount at, for example, this quarter, the headcount grew by about 5-6%. Last quarter saw a significant jump in hiring because there is a seasonality to hiring. We had hired about 10,795 people last quarter. And this is because the people joining us from college, straight out of college join typically July, August, September timeframe. That's a time when the campus hires join the company.

Joseph Foresi
Okay. Thank you. And just two more quick ones. On the attrition side, can you guys give us any color on where you see that rate going? And any maybe overall views on the labor market and supply right now?

Mohandas Pai
Well attrition is happening mainly in the 1-5 year band, highest in the 1-3 year and second highest in the 3-5 year band. 46% of people leave us go to join other companies, 20% or higher studies, 10% drop out of the workforce. And this 46% has been constant for the last many quarters. What is happening is that people leave for various reasons, not necessarily because of other companies coming here and setting up shop. If we look at the attrition data, we have 1.3% involuntary attrition out of the 13.5% primarily driven by people who did not pass our training course at the end of the 14 or 16 weeks of training because we have toughened the entry norms to get into the delivery organization. And if you normalize that, the attrition is 12.2%. I think it was 12% the previous quarter. In terms of overall people who left us, the number of people is the same this quarter and also the last quarter despite having a higher number of people this quarter.

So overall I would say that attrition is a function of the market having more opportunities. We do note see any definite trend. It is a marginal increase in the attrition net of involuntary attrition. And we are fairly comfortable at this point.

Joseph Foresi
Sure. And just one last question here. The BPM side, maybe you can give us an overview of the market. Is your focus, is it primarily non-voice work? And if so, should we see margins improve and maybe attrition decrease? And thanks, guys.

Amitabh Chaudhry
On the BPO side, as far as the market is concerned we continue to see extremely good traction. Our pipeline looks strong. Our quarter-on-quarter growth has been in double digits for the last three quarters. And this quarter we grew by 20 plus percent. We have seen a margin expansion this quarter, as Bala pointed out. And if you take off some of the one-off items we are tracking 24 plus percent margin which we expect to continue to maintain as we move forward. Our attrition numbers quarter-on-quarter has moved positively. We were 38.2% attrition last quarter. This quarter we have 26% attrition. So we have made significant progress on the attrition side at least on the quarter-to-quarter basis. But this is only a one quarter decrease. We need to sustain it. We believe it is important for our business to sustain attrition at these kind of numbers or even lower. And we're working very hard towards moving in that direction.

Joseph Foresi
Great. Thank you.

Operator
Your next question comes from Rod Bourgeois of Bernstein.

Rod Bourgeois
Yes, it's Rod Bourgeois here. I wanted to ask about the Capex budget for the year. Has there been any change from your previous estimate of $360 to $400 million that you spoke about in the September quarter as being your full year Capex plan? I just would like some color on whether that Capex plan has been lowered.

V. Balakrishnan
I think the Capex plan for the whole year continues to be same. We said $360 to $400 million and there is no change in that.

Rod Bourgeois
Okay. Are you on plan or is the Capex spending going to be more back end loaded than you had originally planned?

V. Balakrishnan
The Capex plan includes some provision for purchasing land for the next campuses, particularly in Bangalore and Hyderabad. So the purchase of land may get delayed. It won't affect our overall construction schedules but if you remove that, the rest of the construction, whatever we envisage, is on schedule.

Rod Bourgeois
Okay got it. And you noted the increase in your involuntarily attrition. And I'm wondering if that could possibly be an indication that the quality of the incoming pool of labor might not be what it was in previous years.

Mohandas Pai
I think it is not the quality, just that our standards have been toughened in a dramatic manner. The quality remains the same because we picked among the top 20% of college grads. It is just the entry criteria has been stiffened up. For instance, we have a minimum requirement of 4 CGPA out of 5, which we did not have. And two, we give them only one opportunity after they finish the initial assessment to complete. If they don't complete, then they don't go through. Other years we had a more relaxed criteria. If they did not complete, we put them through a training program for another 30, 45 days, and that could take more time. Now we give them one more opportunity to complete in 15 days and that is it. So we toughened up the criteria to ensure that people take this much more seriously than earlier and if they don't, they do not continue. And that is the only thing. We have not seen any fall in the standards of the people coming in.

Rod Bourgeois
Got it. But can you specify what is driving your increased criteria? I mean is there a reason why you've taken your criteria up?

Mohandas Pai
We have taken the criteria up to make sure that as we spread our intake across many more colleges, people do not take our training program in an easy manner. What we found in the previous years was that people are not stretching themselves to learn as much as they could. They were just coasting through in the secure knowledge that it was okay to coast through and there were no strict penalties if they don't do very well because of lack of effort. So we put in a strict penalty to say that you need to have a minimum criteria to get through. If you don't, you may not continue. And that is the only reason to ensure that the training becomes very effective and people take it very, very seriously.

Rod Bourgeois
Okay, great. That makes perfect sense. And if I assume the license revenue spike that you received in the quarter, which also helps margins 80 basis points, if I assume that was a quote, unquote, lumpy event and is not going to be a recurring event, then you need other levers moving into next quarter, particularly if you have a surprise like the rupee moving against you I guess. So can you give us some specificity on what positive margin leverage you have remaining for the March quarter if you need to pull those levers more aggressively for an unexpected event?

V. Balakrishnan
I think we spoke about several levers in the past. One is onsite offshore mix, second is the utilization rate, third is the SG&A scale benefits and fourth is the increase in blended per capita revenue. So we have to use one of these levers or some of these levers at some point in time to make sure the margins are maintained. Our guidance factors in the stable margin except for the rupee for next quarter because we assume the currency rate of 44.11 for next quarter, whereas in December quarter, the average rate was 44.53. So we have to use some of these levers to make sure that the effect is minimal.

Rod Bourgeois
Okay, but I guess the question I would have on that if onsite mix and per capita revenues are levers, if you have an unexpected surprise, can you really affect off site mix? Is that a controllable lever that you can decide to pull in a given quarter, or is that something that is really just a function of demand that happens to be available and it's harder to control that? And I would assume onsite mix and per capita revenues are levers that are hard to control at your discretion. Is that accurate or not?

V. Balakrishnan
I think it depends on the service mix. For example if testing grows faster, most of it is offshore. BPO grows faster, most of it is offshore. So to some extent it is decided by the business mix. So if we were able to grow some of the high offshore revenue segments like testing or BPO, offshore could increase.

Rod Bourgeois
Right, but I guess as an example, if the rupee surprisingly appreciated in a material way tomorrow, do you have the ability to decide to increase your revenue content in segments that better leverage off site? Can you make that decision inter-quarter and act on it?

V. Balakrishnan
I think if the rupee behaves irrationally in the last week of the quarter, we can't do it. If it happens in the beginning of the quarter, probably could focus more on segments where we want to grow and try to change some of the mix. But it is not totally in our hands. It also depends on the market demand and the environment. But I think we also have the levers as I told you. We have the SG&A benefit, we have the utilization rate. So we can use some of the levers to offset that impact.

Rod Bourgeois
Okay, and one final question. This has been very helpful. Within G&A, I mean what are the specific things you could do inter-quarter on G&A? I mean guess cutting variable comp is a lever. Are there others besides that that are pretty big buckets of room for cutting if needed?

V. Balakrishnan
I think on the SG&A side, one is the variable salary and some of the costs are discretionary, that we can cut down. And also we keep strict vigil on the kind of SG&A expense we want to spend on. So even though the absolute numbers may increase slightly, it may not increase in proportion to revenues. That's where we get the scale benefit. So some of the discretionary costs may be around 30, 40 basis points, we can squeeze on the SG&A side.

Rod Bourgeois
Got it, very clear. All right. Thanks guys very much.

Operator
Your next question comes from Julio Quinteros of Goldman Sachs.

Julio Quinteros
Good morning guys. Just wanted to check on a couple of quick things. First of all, the kind of visibility that you guys have on the product side, can you talk a little bit about it? It sounds like it is going to be a much more lumpy business if it stays at this percentage of your business given the software nature of the sales. Is that correct?

Kris Gopalakrishnan
Product, yes is lumpy. Bala had indicated that it would be lumpy. But it is a small part of the business, about 4% of our business comes from product revenue. The lead times for closure are longer. And you have a smaller base to work on. So this quarter we had a positive benefit from that. But it is lumpy.

Julio Quinteros
Got it. And then I saw some comments overnight regarding appetite for acquisitions in Europe. Can you talk a little about what that was intended to be the reference?

Kris Gopalakrishnan
So we have always said that we are open for acquisitions. We will look at acquisitions to fill up gaps in our services mix, to grow faster in a market where organic growth will be challenging, for example in a non-English speaking market like Germany, France, Japan etc. So in that context, in Europe we can look at an acquisition. We also look at acquisitions to look at faster growth in a particular industry vertical or an entirely new vertical. Given that integration is the biggest challenge, making it work is the biggest challenge and the industry data shows that only maybe 15% to 20% of acquisitions give the value or the benefit which was intended to be given and you derive benefit from that.

We are careful in selecting the companies. We are careful in what we are willing to pay. And we are careful about the ability to integrate. We need to have clear plan for integration, roles and responsibilities, especially if the overlap is significant. We need to figure out, who stays, who does what and where the work gets done because our model requires a lot of people to be stationed in locations like India, offshore locations etc. So there are some challenges and that is the reason why we have been very careful about acquisitions. We have done one in Australia. We have done smaller ones for our product group where they needed certain modules for filling the portfolio for the product and we did some acquisitions there. But we are open at any point of time. We are in discussions with some companies, some investment banks etc. Only if it fructifies, we can of course talk about it, or show that we have done one more.

Julio Quinteros
Okay, great. And then finally for me on the wage increases. As we begin to look to fiscal year 2008, what are sort of the preliminary plans or viewpoints for affecting another wage increase as we head into the fiscal - the next fiscal year?

Kris Gopalakrishnan
In the last several years if you look at what has happened in India, wage increases have been in the area of 13% to 15%. At this point, we believe that is the range we are looking at for next year also. And that is something which we have factored into a model. About 70% of the recruitment happens today in the entry level at the bottom of the pyramid, the way we look at the distribution of people. And as the year goes, this 13% to 15% actually reduces to maybe about 5%, 6% because the pyramid starts broadening at the bottom as the year progresses. And so the total impact is actually much lower than the 13% to 15%.

Julie Quinteros
Okay, great. And is this a modest change for them? I thought last quarter you guys were talking about possibly even going as high as 20% on the off shore wage increases. Are you looking at a slightly reduced number now, or maybe I'm mistaking you guys with somebody else?

Kris Gopalakrishnan
The 13% to 15% is the average across the company. Now what we do is we do targeted increase where the attrition is high. Mohan talked about attrition being higher at the 2-5 year experience level. So we can do targeted increase at certain levels. And as I said, the entry level is much lower and that is how the pyramid effect comes in.

Julio Quinteros
Okay great. Thank you guys.

Operator
Your next question comes from David Grossman of Thomas Weisel partners.

David Grossman
Hi thanks. I'm looking at perhaps Bala you can or Kris break out the improvement realization between pricing and mix.

V. Balakrishnan
I think the volume growth has been 7.4% - 6.1% onsite, 8% offshore. So on a blended basis, volumes grew by 7.4%. Per capita revenue went up by 1.4% -- 1.9% onsite, 1.7% offshore. Overall revenue growth was 10.1%.

David Grossman
Right. I guess I was thinking more in terms of the per capita revenue, if you could, it looks like you grew like you said about a point and a half sequentially and 4% or 5% year-over-year. And I'm wondering, is there any way to isolate how much of that is pricing versus mix?

V. Balakrishnan
It is difficult. It is a mix of everything. You have some new customers coming at higher price points. The business mix is changing. Some of the high bill rate services like package implementation, consulting, they are growing faster. So it is a blend of everything, difficult to break it up.

David Grossman
Is there any way to say...

Kris Gopalakrishnan
David, I think it is quite complex actually, because you have to look at the year in which the customer was added and then you have to look at the different services. You have to look at onsite, offshore. It's fairly complicated because of that.

David Grossman
Okay, and I guess getting back to the unit growth number, I think Bala there were a couple fewer work days. Was it two in the quarter versus the prior quarter? And I guess I have two questions in that context. Is that essentially the change in sequential unit growth, from the past couple quarters to the December quarter? And then secondly can you give us an idea, do we face that same dynamic in the March quarter, or are you going to - are you flattish in terms of number of work days March versus December?

V. Balakrishnan
I think the number of working days in December quarter was 2 days less. That is one of the reasons why the growth has been slower. In March quarter the working days is slightly higher but March quarter is always a soft quarter for us because the customers finalize their budget and it takes time for them to spend. So that is the reason we are giving a guidance of 4.9% growth in March. Other than that I don't see any other reason.

David Grossman
Okay then talking a little bit just about the pipeline and I don't know if that was Shibu earlier on the call that was making some comments but if you look at the pipeline, the larger deals, are these characterized more by standalone deals? Or are these typically components of larger outsourcing deals which are segregating out components which can be done offshore?

Shibulal
These which I talked about, the ones which I mentioned in my remarks, they were all standalone deals. They were not segregation. We also pursue deals of size ranging from $100 to $1,000 million. And some of them we do end up getting part of the deal. And we probably have about five to six of those deals in progress. But they are long incubation deals, take anywhere from nine months to a year for closure. But at the same time, the deals I mentioned and the deals I mentioned as happening every quarter, many of them are standalone deals.

David Grossman
Okay, and just one last question on the...

Shibulal
And for the guidance, we are not factoring what we consider as a megadeal which are $100 million and above

David Grossman
And how many are - fit that category?

Shibulal
At this point probably we have five to six in that category. But the point is these are long incubation deals. It takes anywhere from nine months to twelve months.

David Grossman
Okay. And then just getting back to the BPO business for a while, I mean that business, it's been growing in the kind of mid-single to low double-digit growth rates sequentially for several quarters. And it spiked up this year. Is there something fundamentally going on in the BPO business on a secular basis or your just recognition in the marketplace that this could be done or more focus by emphasis? Any color you can give us to the, I guess the acceleration of sequential growth over the last two quarters?

Amitabh Chaudhry
I'm sorry. The BPO market has been in terms of the overall demand has been quite good. So it is not that suddenly there is a big change in the BPO market which has led to this continued growth. We have been growing quite rapidly since we were set up 5 years back. But what you're definitely seeing is there are a number of clients, we are increasing the number of clients and as you see growth in each of those clients, you can track a much higher growth than before. So we continue to sign more clients. And each of those clients as they continue to add to the growth rate, you'll see that the double digit kind of growth rate is coming back. And our clients are seeing value in working with us. We are able to demonstrate to them how we are adding value on a year to year basis. And that's how you're seeing continued growth in each of our BPO clients we're working with. And as we sign more clients, normally if you sign a client this year, you'll see the real impact of the growth from that client coming only after 12 to 18 months.

David Grossman
Okay very good. Thank you.

Operator
Your next question comes from the line of George Price of Stifel Nicolaus.

George Price
Hi. Can you hear me? Hello? Can you hear me okay?

Operator
Yes sir. Your line is open.

George Price
Okay, apology. I had a little phone issue there. A lot of my questions have been answered but still do have a couple more. Just going back to the prior question on talking about the large deals, has there been any change to your view of what you will and won't be willing to pursue? I know Infosys historically seemed to be a little bit more hesitant in pursuing larger deals that may involve higher risk, particularly on the margin side, taking over a large amount of people, certainly taking over any meaningful assets. Can you just tell us where your views stand right now? What are the characteristics of the larger deals that you're looking at now?

Kris Gopalakrishnan
Not much change in our philosophy here. We want to take these deals at reasonable prices and at reasonable margins. We want to make sure that we are able to execute well. Under the Global Delivery Model, typically 70-80% of the effort is delivered offshore. So if we take over a significant number of employees, then we will be challenged to figure out what to do with them. So that's why we are reluctant to take over a significant number of employees. 20%, 30% of the employees we can take over. Beyond that, then we need to figure out what to do. It would be better if the client can do the restructuring given that they want to get the benefit of the Global Delivery Model. And then we can work with them to take over the work etc. So that's the philosophy and continues to be the philosophy.

George Price
To what extent are you willing to enter into longer term deals that are going to be margin dilutive and kind of over what timeframe? I mean if you get hit for a couple of quarters and to the extent you can elaborate on what magnitude might be tolerable versus - I mean how far will you go in that regard and what would you not take on?

Kris Gopalakrishnan
So what we do is when a large deal comes in, our finance department does a modeling exercise to figure out what would be the impact on our margin -- short term, long term etc. And if we are able to absorb that and sometimes we are able to absorb that because there are some other businesses coming at a higher margin etc, then we proceed. So that's something we do on a deal by deal basis and take decisions based on what is the current situation at that point.

George Price
Wage inflation, and just one more thing on the larger deals. You mentioned five to six deals that you're looking at right now that are fairly sizable. Can you talk about a timeframe that they may be decisioned? I'm assuming those would be likely fiscal '08 deals. But let us know if not and maybe where within the year early or later?

Kris Gopalakrishnan
We have not included these in our guidance precisely because it's a 1 or a 0. Timeframes are long. And we don't want to give you a calendar, these are the deals, these are when it is going to be potentially signed etc because we don't know. We have no control over this and that's why we have not included in our guidance also.

George Price
Okay. Going back also to some of the questions on wage inflation noting that you leveraged the pyramid to dilute the wage inflation that you experience on a blended basis, we did see or have started to see I guess, some wage inflation at the entry level, I guess actually those starting in fiscal '08. Do you think that you might need to do this again? Can you just talk about maybe the entry level environment from that perspective? Are there other, beyond even this industry, are there other industries or other players within the industry that might be influencing demand for people at the entry level that might cause you to have to up the entry level wages materially?

Mohandas Pai
Well I think the entry level wages in the country are being influenced by only two industries - the IT industry and the financial services industry. The financial services industry this year will hire, maybe about 75,000 to 100,000 people, the IT industry about 380,000 people. These two are driving up the demand for entry level people. And the IT industry is hiring the largest number of people. They get the best of the crop. And obviously competition is for the best of the best. And here the financial services could offer a slightly higher wage to grab them. And certainly the glamour quotient of the financial service industry is getting higher because of investment banking and the absurd incomes that they earn. As far as entry wages go, we raised them from Rs. 240,000 a year to Rs. 270,000 a year for the next year. And it could go up by maybe 10% a year after that. And this 10% is factored into that 13% to 15% compensation that we talk about for the entire band. So if you pay 10% increase at the entry level, the mid-level you could possibly afford to pay slightly more, the critical areas to make sure that you become more attractive. But definitely going forward for the rest of industry in this country, it is going to become very, very challenging to get more and more people in. Right now, the retail industry is hiring. They're not able to get people. The construction industry is not able to get people because all engineers want to join IT. And the manufacturing industry's going to find it more difficult. What will happen in India in the next 3 or 4 years is what we call right-skilling. Indian industry has traditionally been a place where we have taken over-qualified people to do more mundane work. I think in the next 2 or 3 years, most companies will start identifying people for the right job at the right time and not getting over-qualified people to do work. And that I think will help to stem this balance in a particular way. For instance, we have about 1,700 graduates within Infosys service business who do part of the work in one or two verticals. And that number is becoming slightly larger over the years. So in this way, right-skilling will be the solution for the whole industry. And as far as we are concerned, we are sure will be the top of the heap.

George Price
Okay. And so the 10% that you discussed, remind me, last year you made, what was it, a 20% bump for those entering in fiscal '08?

Mohandas Pai
No. I'm not saying that. What I'm saying is...

George Price
Oh no, no, no. I'm sorry. You gave that, the 240 to 270. I apologize. So the 10% bump that you just referenced that could come after that, that would be for those coming in in fiscal '09?

Mohandas Pai
Yes.

George Price
Okay. And last question, on just going back to Finacle, I've seen some articles and some comments that you've made and you've discussed it a little bit here that you're looking to expand your client base for the Finacle product outside of India with larger financial, global financial institutions. Can you talk a little bit more about where that stands in terms of opportunity pipeline and your plans in fiscal '08? I mean just maybe some more around the goals or what you might like this segment, small as it is. Obviously it does have, it can have a meaningful impact, what your goals for this segment might be, looking into fiscal '08?

I mean upper single digit as a percent of revenue or how many clients maybe, would you think would be a reasonable assumption by the end of fiscal '08 -- anything along those lines.

Mohandas Pai
Well we would like Finacle to grow faster than the rest of the business on a relative basis. That would be a very nice goal. And as far as the pipeline is concerned, we said earlier today that the pipeline is stronger in the last quarter, the December quarter than the previous quarter. We've seen openings in Europe. We've seen openings in Eastern Europe and in Southeast Asia. Southeast Asia has opened up large banks are now seeing a need for change the core banking. We already got a very large bank headquartered in Singapore. And we are seeing an increase in Russia and Eastern Europe and some traction in Western Europe. So we're seeing the first turnings of the need for the Western banks in Europe to open up and look at change.

As far as the US is concerned, the functionality that we have needs to be improved upon to meet the requirements with US. So we are not right there at this point of time.

Nandan Nilekani
Okay, I think with this, we have come to the end of our call. And I'd like to thank each and every one of you for coming on this call and asking us questions. We are always there to answer any questions. And if you have any further questions, we would be happy to have email from you to Shekar Narayanan, Sandeep Mahindroo and V. Bala, CFO who will be happy to answer any questions. And thank you everyone and see you same time next quarter. Thank you. Good night, good morning. Thank you.

Operator
Ladies and gentlemen, this concludes today's conference call. You may now disconnect.